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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*


                              LIQUI-BOX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    536314107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 SAMUEL B. DAVIS
                              LIQUI-BOX CORPORATION
                          6950 WORTHINGTON-GALENA ROAD
                             WORTHINGTON, OHIO 43085
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JANUARY 1, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   536314107


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Samuel B. Davis
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  [_]
     (b)  [_]

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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     Not applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEDURES IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States of America
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               7    SOLE VOTING POWER
  NUMBER OF          1,313,181
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY             326,742
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON            1,186,154
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       453,769
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,639,923
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     37.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     IN
--------------------------------------------------------------------------------



                               Page 2 of 6 pages
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                                 SAMUEL B. DAVIS
                               AMENDMENT NO. 12 TO
                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

      This Amendment No. 12 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, Worthington, Ohio 43085-0494.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a) and (b) The aggregate number and percentage of Common Shares of the
            Issuer beneficially owned by the reporting person as ofFebruary 15, 2002, and the nature of such ownership is as follows:

                  COMMON                    NATURE OF                                 PERCENT
                  SHARES                BENEFICIAL OWNERSHIP                         OF CLASS(1)
                -------------      -----------------------------------             --------------
                1,186,154(2)       Sole Voting and Sole Dispositive                    27.21%
                  127,027(3)       Sole Voting and Shared Dispositive                    2.9%
                  326,742(4)       Shared Voting and Shared Dispositive                  7.5%

                1,639,923(5)                                                            37.6%

            -----------------

            (1) Based upon 4,202,173 Common Shares outstanding as of November 9, 2001 and the number of Common Shares as to which the reporting person had the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of February 15 , 2002.

            (2) Includes 793,939 Common Shares held by the reporting person as trustee under the Samuel B. Davis Revocable Trust. Includes 158,005 Common Shares which are subject to options held by the reporting person which are exercisable within 60 days of February 15, 2002. Supplemental Retirement Discounted Options become exercisable upon termination of the reporting person's employment (other than upon termination for cause); however, the Supplemental Retirement Discounted Options become fully exercisable upon an earlier change in control of the Issuer. For purposes of determining options which are presently exercisable, it is assumed that the employment of the reporting person with the Issuer will not be terminated during the next 60 days and that a change in control of the issues will not occur within the next 60 days.



                               Page 3 of 6 pages
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                  Also includes 70,839 Common Shares held for the reporting
                  person's account in the Liqui-Box Corporation Employee Stock Ownership Plan.


                  Also includes 163,371 Common Shares of the Issuer held by the reporting person as Successor Trustee under the Davis Family Trust F/B/O Samuel B. Davis.


            (3) Includes 127,027 Common Shares deposited with the reporting person in his capacity as voting trustee of a voting trust. The reporting person exercises sole voting power with respect to the Common Shares deposited in the voting trust; however, the person who deposited the Common Shares in the voting trust retained investment power, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon. The voting trust expires on September 29, 2003.


            (4) Includes 163,371 Common Shares of the Issuer held by the reporting person as Successor Trustee under the Davis Family Trust F/B/O Joan D. Guylas. Includes 163,371 Common Shares of the Issuer held by the reporting person as Successor Trustee under the Davis Family Trust F/B/O Jane
                  D. Ferger.

            (5) Does not include 11,643 Common Shares as to which the wife of the reporting person has sole voting and investment power.


(c)   TRANSACTIONS BY REPORTING PERSON:


      Other than the transactions reported in the following table, the reporting person has not effected any transactions in the Common Shares of the Company during the period from December 13, 2001 to February 11, 2002:


             NUMBER OF                        TYPE OF
           COMMON SHARES        DATE       CONSIDERATION        TRANSACTION
          ---------------     --------     -------------       -------------

               1,750          12/25/01          N/A          Gifts by Mr. Davis



(d)   See Footnote (3) to table included under Items 5(a) and 5(b).

(e)   Inapplicable.


                               Page 4 of 6 pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER.


      There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 5 between the reporting person and any other person with respect to any securities of the Issuer, except that the trustee of the Liqui-Box Corporation Employee Stock Ownership Plan may vote the 70,839 Common Shares held in the account of the reporting person in its discretion if he does not exercise his power to direct the trustee how to vote and the trustees of the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan (the "Liqui-Box 401 (k) Plan") exercise shared voting and investment power with respect to the Common Shares held in the reporting person's account in the Liqui-Box 401(k) Plan, as to which Common Shares the reporting person has no voting or investment power.




                               Page 5 of 6 pages

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.




Date: March 11, 2002                            /s/ S. B. DAVIS
                                                ------------------------
                                                Samuel B. Davis



                               Page 6 of 6 pages